Exhibit 99.3

NICE Launches New Digital Policing Solution to Help Law Enforcement
Agencies Close More Cases Faster

NICE Investigate automates and expedites the entire digital investigation process, leading to more effective evidence processing and facilitating successful prosecutions

Paramus, New Jersey – October 19, 2015 – Police departments everywhere are investing in digital policing initiatives to better safeguard the public. Yet, the exponential growth in digital data from an increasing number of sources, like body camera video and private and public CCTV footage, now presents the challenge of how to effectively process all of this siloed information.

NICE Investigate, a new digital policing solution from NICE Systems (NASDAQ: NICE), breaks down information silos and replaces lengthy, manual processes with automated workflows to expedite the entire digital investigation process. This goes well beyond the capabilities of the digital evidence management solutions in use today. NICE Investigate streamlines the collection, organization, and sharing of potential evidence so investigators can make sense of disparate data.

“Investigators today face some tough challenges: collecting and securely sharing potential evidence is surprisingly manual and time-consuming, while analyzing the disparate pieces to recreate the ‘who, what, where, when and why’ of an incident is more complicated than ever,” noted Ed Davis, former Boston Police Commissioner. “A software solution that addresses these issues and leads to higher case clearance rates would be invaluable to any police department.”

“Investigators today spend too much time identifying, collecting, and copying digital evidence from various sources – including video from citizens, private and public CCTV video, audio recordings, photos, and more – and lack tools to organize and make sense of all the different pieces,” said Chris Wooten, Executive Vice President, NICE. “At the same time, budgets are flat and workloads are increasing. Inefficient processes threaten to delay investigations, incident resolution, and prosecution. NICE has leveraged its experience working with thousands of police departments and its expertise in information management for emergency communications centers to develop a solution that addresses these issues.”

NICE Investigate improves investigator efficiency and effectiveness through four core capabilities:

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Compatibility with multiple evidence sources: NICE Investigate integrates data from most existing applications and sources, including CAD and RMS systems, body camera video, physical evidence like photos and documents, public and private CCTV video, in-car video, interview recordings, citizen tips, 911 audio recordings, gunshot detection systems, automated license plate readers (ALPRs), social media and more. This enables police departments to collapse information silos, choose best-in-class systems from leading providers, and protect investment in existing systems.

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Automated workflow: The solution expedites case building by organizing evidence into a digital case folder, using a powerful correlation engine to suggest potential evidence, and enabling investigators to electronically initiate requests for evidence and evidence processing.

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Content analytics and visualization: Content analytics examines digital content from connected sources, and visual tools display the information, making important patterns and relationships easier to understand. By uncovering more relevant information and visualizing it in useful ways, crimes that would otherwise go unsolved can be successfully prosecuted.

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Secure collaboration and sharing: Investigators can easily and securely share evidence electronically, enabling multiple investigators within an agency or across agencies to collaborate on a case while maintaining chain of custody and integrity of the evidence. Investigators no longer waste valuable time copying and transporting digital evidence for prosecutors.

For more information on NICE Investigate visit www.digital-policing.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.